Exhibit 99.1

Oplink Shareholders for Change (OSC) Files Preliminary Proxy Materials

•	Seeks election of two highly-qualified director candidates to Oplink’s Board
•	Demands that Oplink stop delaying and immediately call annual meeting of shareholders
•	Releases September 8 letter to the Board of Directors expressing openness to a solution that puts shareholder representatives on the Board immediately

Newport Beach, Calif. & San Francisco, September 23, 2014 /Business Wire/ - Oplink Shareholders for Change (“OSC”), a group led by Engaged Capital, LLC (“Engaged Capital”) and Voce Capital Management LLC (“Voce Capital”), who together with the other participants in their solicitation collectively own approximately 6.9% of the outstanding shares of Oplink Communications Inc. (“Oplink” or the “Company”) (NASDAQ:OPLK), announced today that it has filed preliminary proxy materials with Securities and Exchange Commission seeking the election of Jeffrey S. McCreary and J. Daniel Plants to Oplink’s Board of Directors (the “Board”) at the Company’s upcoming annual meeting of shareholders (the “Meeting”).

In addition, OSC released a letter sent to the Board on September 8, 2014, the full text of which is included below. In its letter, OSC reiterated its desire to work with the Board to add directors with the skills and expertise necessary to create lasting value for Oplink shareholders. OSC has received no response from the Board to its letter or its previous offers to negotiate.

“OSC has repeatedly offered to negotiate in good faith to reconstitute the Board with individuals possessing the expertise and independence necessary to execute upon the strategic review of the Oplink Connected business and determine the best use of Oplink’s excess capital, decisions which have the potential to materially impact the value of Oplink’s shares” said Glenn Welling, Principal and CIO of Engaged Capital. “We are troubled by the fact that the Board has failed to provide OSC with any meaningful response to our invitations. Shareholders cannot afford to leave these important decisions in the hands of conflicted, over-tenured directors.”

“The Board’s negligent oversight of capital allocation and corporate strategy belies a concerning lack of sophistication and independence among the incumbent Board members,” continued Mr. Welling. “OSC’s nominees Jeffrey S. McCreary and J. Daniel Plants each possess the skills and experience to help Oplink set a new strategic course. We call on the Board to cease postponing the inevitable and immediately call the annual meeting of shareholders. It is time this Board allows the independent shareholders a voice in the boardroom.”

Full text of the letter to the Board:

September 8, 2014

Board of Directors
Oplink Communications, Inc.
46335 Landing Parkway
Fremont, California 94538
Attention:  Chairman of the Nominating and Corporate Governance Committee

Gentlemen:

As you know, we recently nominated two highly-qualified independent directors to the Board of Directors (the “Board”) of Oplink Communications, Inc. (“Oplink” or the “Company”) so that shareholders may directly participate in, and impact, the many strategic choices that Oplink has before it.  Our nominees, Jeffrey S. McCreary and J. Daniel Plants, possess the independence, capital markets expertise and governance discipline that are currently absent inside the Company’s boardroom.  Given the skill sets our nominees will add to the Board, we are disappointed and puzzled by the Board’s continued intransigence regarding shareholder representation.

Board Change is Inevitable

As we have recently stated publicly, change on this Board is inevitable for a plethora of reasons, including the current Board’s:

•
Lack of Independence – the Board is comprised of only five directors, two of whom founded the Company, one whose legal partner has had a previous business relationship with the CEO and Chairman, and a Lead Independent Director who has served on the Board for 19 years since founding the Company, raising serious questions regarding his independence;

•	Long-tenured Directors – the current directors have served on the Board for an average tenure of almost 13 years and a reconstitution of the Board is critical to bring fresh perspective;
•	Deficient Skill Set – the current directors lack capital allocation and capital markets expertise, which are critical to overseeing the key drivers of value creation for Oplink; and
•	Failed Strategic Oversight – the current directors have approved approximately $25M of expenditures towards an unproven venture that lacks a credible business plan or fact-based financial forecast.

For these reasons, we have sought a productive solution to reconstitute the Board with directors that possess the experience, shareholder focus and fresh perspective that will best serve the interests of Oplink shareholders.  After a diligent and thoughtful search we have identified and nominated two individuals whom we believe are the optimal director candidates for the Board: Jeffrey S. McCreary and J. Daniel Plants.  In response to our nominations, rather than working to address shareholder concerns in a thoughtful and deliberate manner, the Board instead unilaterally unveiled a series of initiatives claiming to address the concerns of Oplink shareholders.  The Board’s actions expose the lack of expertise and director independence that shareholders expect from a well-governed company.

As additional evidence of the Board’s unsophisticated approach to governance, we understand the Board has continued to pursue its recently announced intention to appoint its own hand-picked directors as an alternative to our nominees, despite the fact that our nominees are large shareholders and bring the expertise needed to evaluate the critical capital allocation and strategic decisions the Board must make.  We also have gathered that you have identified and apparently are in the process of interviewing at least one such candidate for appointment to the Board.  We remind you that, should you attempt to appoint new directors during this process, we reserve the right to nominate additional candidates of our own.  We may also decide to seek the removal of any of the Board’s candidates unilaterally chosen by the Board in the run-up to the 2014 annual meeting.  The objective should be not merely to add your selections to the Board as a defensive tactic, but to meaningfully reconstitute the Board with the best candidates to ensure that the shareholders’ voice is heard in the boardroom and decisions are made in the shareholders’ best interests.

Settlement Proposals Must Be Transparent and Carry Authority

We have invested time in two meetings/calls with your advisor, Cowen & Co.  It was made clear to us in our most recent meeting with Cowen, that despite now having had two months to contemplate an amicable resolution, the Board is still either unwilling or unable to put together any formal settlement offer in response to our nominations and proposals. It was suggested by your advisor that we invest time meeting with some of your third-party Board candidates and that we consider them in lieu of the nominees that we have already submitted.  We say “suggested” because what was presented to us was explicitly not a proposal and, we were told, had not been authorized or approved by the Board.  We remind you simply that the only proposal currently on the table is the one that we have made to you, via our formal nomination of our candidates, Messrs. McCreary and Plants, in strict compliance with the Company’s By-laws.  We have conducted a thorough and thoughtful search for the best-suited candidates for Oplink and firmly believe that Messrs. McCreary and Plants are those candidates and will each be a valuable addition to the Board.

Interviews with nominees are not to be used to create the impression of considering a shareholder’s input while engaging in a fishing expedition for excuses to instead appoint unilaterally chosen candidates.  Instead, typically they occur at the conclusion of a process in which the Board has committed to a Board reconstitution along mutually agreed upon lines with the shareholder that has nominated the candidates.  Such interviews, when they occur, are confirmatory in nature.

As matters presently stand, we have no such agreement or understanding with the Board regarding a settlement that would make nominee interviews appropriate at this time.  We therefore politely decline the invitations to interview Messrs. McCreary and Plants, which you first made to Mr. McCreary on August 25 without even the courtesy of advising us of in advance, and which you subsequently memorialized in your September 4, 2014 letter to each of us.  We find the suggestion that Oplink needs to interview Mr. Plants particularly puzzling. As you are aware, Voce has been an investor in Oplink for more than 1 ½ years, and Mr. Plants is well-known to senior management, having met with them repeatedly during that long period, including having traveled to visit the Company’s Chinese operations. Most recently, Mr. Plants and Mr. Welling met twice, first with senior management (including Mr. Liu, the Chairman and CEO), and again on a separate date, with the entire Board. Each meeting was conducted in person at the Company’s headquarters and lasted for approximately two hours, a substantial portion of which involved discussion of Mr. Plants’ professional background, firm strategy and familiarity with Oplink and its industry. We believe the Board has everything it needs to decide now whether it is willing to invite Mr. Plants to join Oplink’s Board.

We Remain Ready To Negotiate

Many weeks have now passed since we filed our 13D and conducted lengthy in-person meetings with management and the Board. We have communicated to you several times – in person, on conference calls, in writing and through your advisors – that we remain open to a constructive compromise that avoids the necessity of a contested shareholder election this year. Yet the Board has demonstrated no willingness to reach a mutually-agreeable resolution with us and, in fact, has sent several confusing, inconsistent signals about its intentions that lead us to question the Board’s reliability as a negotiating partner. We can only conclude that the Board appears intent on trying to outrun us by seeking to pack the Board with its own hand-picked nominees rather than engaging with us in a productive, negotiated process to bring shareholder representation to the Board. If you will not work with us to resolve matters amicably, we will be left with no choice but to solicit proxies to secure the Board representation that we believe is best for all shareholders. We expect that both of our nominees will receive broad shareholder support if it comes to a vote. The Board and senior management have badly misjudged investor sentiment before and we believe the apparent desire to force a proxy contest, rather than pursue a reasonable settlement, will constitute another serious judgment in error by the Board should it go down this path. We encourage you again to consider avoiding this outcome by working constructively with us now to appoint the highly qualified candidates we have nominated and avoid a proxy contest. We remain available to move forward with you expeditiously on this basis should you so desire.

Very truly yours,

Oplink Shareholders for Change

OSC’s Advisors:

OSC has retained Olshan Frome Wolosky LLP and Schulte Roth & Zabel LLP as its legal advisors, Georgeson, Inc. as its proxy solicitor, and Bayfield Strategy, Inc. as its communications advisor, in connection with the upcoming Annual Meeting.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Engaged Capital, LLC and Voce Capital Management LLC, together with the other members of the Oplink Shareholders for Change and the participants named herein, have filed a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of their slate of two highly-qualified director nominees at the 2014 annual meeting of stockholders of Oplink Communications, Inc., a Delaware corporation (the “Company”).

OPLINK SHAREHOLDERS FOR CHANGE STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are Engaged Capital Master Feeder I, LP (“Engaged Capital Master I”), Engaged Capital Master Feeder II, LP (“Engaged Capital Master II”), Engaged Capital I, LP (“Engaged Capital I”), Engaged Capital I Offshore, Ltd. (“Engaged Capital Offshore”), Engaged Capital II, LP (“Engaged Capital II”), Engaged Capital II Offshore Ltd. (“ Engaged Capital Offshore II”), Engaged Capital, LLC (“Engaged Capital”), Engaged Capital Holdings, LLC (“Engaged Holdings”), Glenn W. Welling, Voce Catalyst Partners LP (“Voce Catalyst Partners”), Voce Capital Management LLC (“Voce Capital Management”), Voce Capital LLC (“Voce Capital”), J. Daniel Plants and Jeffrey S. McCreary (collectively, the “Participants”).

As of the date hereof, Engaged Capital Master I beneficially owned 409,628 shares of Common Stock. As of the date hereof, Engaged Capital Master II beneficially owned 453,840 shares of Common Stock. Engaged Capital I, as a feeder fund of Engaged Capital Master I, may be deemed the beneficial owner of the 409,628 shares of Common Stock beneficially owned by Engaged Capital Master I. Engaged Capital Offshore, as a feeder fund of Engaged Capital Master I, may be deemed the beneficial owner of the 409,628 shares of Common Stock beneficially owned by Engaged Capital Master I. Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed the beneficial owner of the 453,840 shares of Common Stock beneficially owned by Engaged Capital Master II. Engaged Capital Offshore II, as a feeder fund of Engaged Capital Master II, may be deemed the beneficial owner of the 453,840 shares of Common Stock beneficially owned by Engaged Capital Master II. Engaged Capital, as the investment adviser to each of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 863,468 shares of Common Stock owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 863,468 shares of Common Stock owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II. Mr. Welling, as the founder and chief investment officer of Engaged Capital and the sole member of Engaged Holdings, may be deemed to beneficially own the 863,468 shares of Common Stock owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II. As of the date hereof, Voce Catalyst Partners directly owned 187,318 shares of Common Stock. As of the date hereof, Voce Capital Management beneficially owned 311,850 shares of Common Stock (including 187,318 shares of Common Stock owned directly by Voce Catalyst Partners). Voce Capital, as the sole managing member of Voce Capital Management, may be deemed the beneficial owner of the 311,850 shares of Common Stock beneficially owned by Voce Capital Management. Mr. Plants, as the sole managing member of Voce Capital, may be deemed the beneficial owner of the 311,850 shares of Common Stock beneficially owned by Voce Capital. As of the date hereof, Mr. McCreary directly owned 5,000 shares of Common Stock.

About Engaged Capital:

Engaged Capital, LLC, (“Engaged Capital”) was established in 2012 by a group of professionals with significant experience in activist investing in North America and was seeded by Grosvenor Capital Management, L.P., one of the oldest and largest global alternative investment managers. Engaged Capital is a limited liability company owned by its principals and formed to create long-term shareholder value by bringing an owner’s perspective to the managements and boards of undervalued public companies. Engaged Capital manages both a long-only and long/short North American equity fund. Engaged Capital’s efforts and resources are dedicated to a single investment style, “Constructive Activism” with a focus on delivering superior, long-term, risk-adjusted returns for investors. Engaged Capital is based in Newport Beach, California.

About Voce Capital Management:

Voce Capital Management LLC (“Voce”) is an employee-owned investment manager and the advisor to Voce Catalyst Partners LP, a private investment partnership. Voce employs a value-driven, governance-focused investment strategy and is based in San Francisco, California.

SOURCE: Oplink Shareholders for Change, Engaged Capital, LLC and Voce Capital LLC

Contacts

Bayfield Strategy, Inc.
Riyaz Lalani, 416-907-9365
rlalani@bayfieldstrategy.com